Exhibit 99.1
Kingsway Financial Services Inc. Announces Disposition of Lincoln General Insurance Company
     TORONTO, October 19, 2009 — Kingsway Financial Services Inc. (“Kingsway” or the “Company”) announced today that its indirect wholly owned subsidiary, Kingsway America Inc. (“KAI”), has disposed of its entire interest in KAI’s wholly owned subsidiary Walshire General Assurance Company (“Walshire”). Walshire is the sole shareholder of Lincoln General Insurance Company (“Lincoln General”). All of the stock of Walshire has been donated to charity, and with this disposition Lincoln General ceases being a member of Kingsway’s consolidated group of companies.
     Kingsway is of the view that disposing of Lincoln General at this time will provide all stakeholders, including policyholders, shareholders and creditors with improved long-term value and is consistent with Kingsway’s prior determination that it will not continue to voluntarily fund Lincoln General’s reserve shortfalls.
     This disposition will also assist Kingsway in continuing to meet its regulatory and contractual obligations in respect of Lincoln General. These obligations include the payment to Lincoln General pursuant to a US$10 million surplus note facility agreement; continued compliance with a run-off management agreement, including certain continued support to the run-off management team at Lincoln General; and continuing guarantee and reinsurance obligations to inter-Company and third party insurance providers in respect of certain Lincoln General obligations. Other than the surplus note facility, quantification of the remaining Lincoln General obligations on Kingsway has not been completed but does not appear to be material to Kingsway at this time. Kingsway will update the market if this assessment changes.
     In addition, Kingsway has also sold substantially all of the assets of Avalon Risk Management Inc.
     Kingsway’s recent financial performance has been adversely impacted by historic business strategies and practices that proved to be unprofitable. These dispositions are an important step in Kingsway’s previously announced transformation plan to address and bring an end to this legacy.
     Kingsway’s decision today is in furtherance of its focus on its profitable core business.
This press release includes forward-looking statements that are subject to risks and uncertainties. These statements relate to future events or future performance and reflect management’s current expectations and assumptions. The words “anticipate”, “expect”, “believe”, “may”, “should”, “estimate”, “project”, “intend”, “forecast” or similar words are used to identify such forward-looking information. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management of Kingsway. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Kingsway’s securities filings, including its 2008 Annual Report under the heading Risk Factors in the Management’s Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Kingsway’s website at www.kingsway-financial.com. Kingsway disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
About Kingsway
     Kingsway Financial Services Inc. (“Kingsway” or the “Company”) is a leading non-standard automobile insurer and commercial automobile insurer in North America. Kingsway’s primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers, and commercial automobile insurance. The Company operates through wholly-owned insurance subsidiaries in Canada and the U.S. which it is currently consolidating into three operating units to reduce overhead and strengthen its competitive position. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.